EXHIBIT 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q4 AND FY 07 RESULTS
APRIL 13, 2007

CORPORATE PARTICIPANTS

N. R. Narayana Murthy
Infosys Technologies - Chairman and Chief Mentor

Nandan Nilekani
 Infosys Technologies - CEO and MD

 Kris Gopalakrishnan
 Infosys Technologies - COO, President and Joint MD

 Claude Smadja
 Infosys Technologies - Independent Director

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 S.D. Shibulal
 Infosys Technologies - Director and Head - Worldwide Delivery and Sales

 Amitabh Chaudhry
Infosys BPO - CEO

PRESS CONFERENCE PARTICIPANTS

Sumeet
Reuters

Rohit
Dow Jones

Arun
Economic Times

Balaji
Rediff

Kaavya
Good afternoon Ladies and Gentlemen and a very warm welcome to our Q4 and annual results. The agenda for the press meet is as follows. We will have a brief address by Mr. Murthy, Mr. Claude Smadja, Mr. Nilekani, Mr. Gopalakrishnan and Mr. Shibulal. This will be on the management changes that have been effected at Infosys. Immediately following this will be the regular presentation on the quarter that just went by and this will be by Nandan & Kris. Finally we will have the Q&A session. Thank you very much. With this I will now handover stage to Mr. Murthy.

Narayana Murthy
Thank you Kaavya. This is indeed a historic occasion. I am here to announce a very important management transition. My colleague, Mr. Nandan Nilekani, who has been a hugely successful CEO during the last five years, has decided at a very young age, on a voluntary basis, to pass on the baton of CEO to a worthy successor chosen by the board. Nandan, as you people know is extraordinary in his leadership, with his vision, with his strategy, with his conceptualization and of course articulation. We at Infosys, we are all very, very grateful to him for taking over the company at a very crucial stage in 2002 and leading the company so far.

Kris is another extraordinary individual. I have known him since 1979 when he walked into my office as a very young Masters in Computer Science graduate. Right from that day, I found him to be gentle but firm, consultative, yet decisive, and thoughtful and action-oriented. I have no doubt at all that Kris will lead this company, of course with the support of Nandan because he will continue to be the Co-chairman in his executive capacity and Kris will lead this company to what I term, more desirable destinations. My best wishes to both of them. And of course Shibu is focused, detailed and target-oriented and a very smart person, the ideal COO material. I have no doubt at all that Kris and Shibu will form a very formidable team and together they will take this company as I said to more desirable destinations. My best wishes to all the three people because they are going to take this company to such heights. Taking over at $ 3 billion is not an easy job and all our support is there. We will all be there on the sidelines to cheer them, to provide them whatever help. Once again let me close by saying my best wishes to all the three.

Claude Smadja
Good afternoon ladies and gentleman. I am Claude Smadja, the Chairman of the Nomination Committee on the Board of Infosys. Let me tell you that when Nandan decided that he wanted to leave his CEO position, of course in the Nomination Committee we had to decide what kind of recommendations we would make to the board in terms of ensuing the succession of Nandan and it was obvious to us that the consideration of the formula of having an Executive Chairman and the CEO as it had so well worked for sometime between Murthy and Nandan. The continuation of this formula would be the best solution for the future of Infosys. So, it is in this context that after much discussions and discussions among ourselves, discussions with Kris, discussions with Mr. Murthy and Nandan, we came to the conclusion that the best recommendation we could make to the Board was to appoint Kris as CEO. We took into consideration I would say the qualities that Mr. Murthy had just highlighted but also the kind of gravitas, the kind of vision, the kind of experience that Kris had demonstrated and that he also illustrated in his discussions with Nomination Committee.

We also felt that what is happening with this change of leadership, this relay in leadership, was a kind of demonstration of the capability of Infosys to ensure not only the quality of team leadership in the future that has been a hallmark of the company and one of it's key success factors but also was a good way to implement a long-term succession planning for the company and there of course as we had to decide who would takeover from Kris the role of COO, we went through the same motion of trying to identify the best candidate and it was quite clear that Mr. Shibulal was, I would say, the best candidate that we could imagine to takeover the job of COO and we felt that by having this kind of combination that we had today with Nandan as Co-Chairman in an executive capacity, Kris as CEO, Shibu as COO, we have not only a very, very strong team and a very strong illustration of team leadership, but we had in place the kind of combination of expertise, vision and gravitas that will propel the company to its next stage of growth in the coming years.

I think the moves that you see today reflect something which has been always present in the minds of the leadership of Infosys, in the mind of every member of the board of Infosys, which is continuity in leadership and also creating the mechanism that will ensure that wave after wave, we have new generations of leadership, new phases of leadership emerging. This is one phase that you see today and of course in the future as the company continues to grow, as it continues to meet new challenges and _____ its activities of course the structure of leadership and the phases of leadership will continue to evolve each time. Thank you very much for your attention.

Nandan Nilekani
First of all let me say that I am very grateful to the Board of Infosys for having given me an opportunity in the last five years to serve as CEO of Infosys., and I am very honored and privileged by that.

I think that we have in Infosys, a tradition where people create space and opportunity for other leaders to succeed and do well. Mr. Narayana Murthy did that when he stepped down as the CEO five years back when he was only 56. Mohan did that when he stepped down as CFO and gave Bala an opportunity to be CFO when Mohan was very young and I believe, this is the tradition that we have and I want to follow in the same tradition. I believe that Kris is a tremendous leader. He has got enormous strengths and experience. He is the right person for the job at this moment and I am personally delighted and excited that he has become the CEO and I know that with the great support that Shibu will give him as a Chief Operating Officer, this company will go on to higher and higher strengths.

I will continue to be active in the company. I believe there is a clear role for me. I will focus on key client relationships globally. I will focus on being a brand ambassador. I will focus on dealing with larger industry issues, transformation and so on. So I think, I will be very active and I look forward to working with this team to make sure that Infosys continues to prosper.

I also want to say that I think this is part of the larger thing at Infosys where I think one of the things we have tried to do is show by example on how organization and institutions must be created. I think when the society around us is about cronyism and patronage, we have tried to create meritocracy when we have had the situation where leaders hang on to the dotage. We have retired or resign or willingly given up at the prime of our life and I think these all are very important signals because at the end of the day, we want to demonstrate that there is a different way of doing things and in a society which is dynastic in every aspect, we have clearly said that no family members of founder will work in Infosys. I think we really want to walk the talk and demonstrate there is a different way of creating institutions in this country. Thank you very much.

Kris
Good afternoon everyone. I am excited to be invited to become the CEO of this great institution. I want to thank the entire board, my colleagues, and each Infoscion for giving me this opportunity to lead this organization. In the last 26 years, Infosys has established itself to be a leader in our industry and in the last five years as Mr. Murthy said, Nandan has clearly led Infosys to greater heights. Today we have recognition around the world as a leader and an excellent organization.

The challenges keep evolving. If you look at the current business scenario, there is increased competition. There is increased competition for both business as well as talent and my focus would be to increase competitiveness for the organization, look at increasing productivity in everything we do, in all the services and the solutions we deliver, looking at how we can attract the best and the brightest of talent available anywhere in the world, continue to provide leadership and implement the best corporate governance in the organization and look at enhancing the brand equity of the company further. I am delighted to have Shibu as Chief Operating Officer and personally I feel that this is a great opportunity for me and I am thankful that I am given this opportunity as this stage. Thank you very much.

Shibulal
Good morning. It is indeed an honor for to me to be invited to be the COO of this great organization. Let me take this opportunity to thank the entire board, Mr. Murthy, all my colleagues, the entire management team, which works with us for giving me this opportunity, showing the confidence, and all the support which they have given me over the last so many years. I am extremely excited to take up this role. It is indeed a privilege for me.

There are number of areas, which I need to focus. Four top areas come to my mind. The first one is to improve our competitiveness to operational excellence. The second is to improve the customer experience within large transformational deals. Third is to further increase our employee engagement especially in the global employee base. Fourth is to deepen our services by building competencies and broaden our service portfolio through innovation and incubation. So, these are the four areas, which come to my mind. One again I am extremely excited to take up this new role. Thank you very much.

Kaavya
Ladies and Gentlemen, we now open the floor for some questions on management transition that Mr. Murthy, Mr. Claude and the rest of MC council sitting here can take. After these questions, Mr. Murthy will be leaving. I request you to press the red button on your desk, ask the question and then switch it off for the answers.

Narayana Murthy
But you know only on the management transition aspect because Mr. Claude Smadja, the Chairman of the Nomination Committee is there and if you have any questions on the process or something like that, he would definitely like to answer. That is the primary purpose.

Speaker
Were any other candidates considered for the CEOs position?

Claude Smadja
When we were told by Nandan about his decision, we had an initial discussion amongst the members of the Nomination Committee on how we should in a way conduct the search for the replacement of Nandan and we discussed among ourselves whether we should have a search which will be confined to Infosys top management or if we should expand the search beyond Infosys ranks. After a discussion amongst the members of the Nomination Committee, we came to the conclusion looking at the capabilities, expertise, and qualities that we would be asking from the CEO, that we had inside Infosys ranks of course among the top leadership of Infosys. The kind of qualities and capabilities that we would be looking for the profile of the CEO who will replace Nandan and then of course our attention was focused on what Kris could offer in terms of CEO option, if I can put in that way, after Nandan . So, we had extensive discussions with Kris. There were number of questions about his vision, about the way he would at this age do such a role. We had discussions of course with Murthy and Nandan looking at the way they would continue to play a significant role. We had discussion with also the members of the top management to see how this would fit into their own prospective and then we came to the conclusion that we wanted to recommend the nomination of Kris to the Board. So this is the way it went.

Speaker
How long did the waiting process take?

Claude Smadja
The waiting process took quite some time. I would be at a loss to quantify that, but it took quite some time because as I said, we had extensive discussions, first amongst the members of the Nomination Committee. Then we had of course number of phone exchanges and e-mail exchangers. Then we had discussions with Murthy and Nandan. Then we had a very long session with Kris. Then we asked Kris to put his views in writing, following up on the discussion we had with him. Then we had a discussion again with Nandan and Murthy. Alongside we had also discussion with also members of the top management. So I would say it was an intensive process in which not only the members of Nomination Committee were involved, but given the importance of the issue for the future of Infosys, all the independent directors were brought into that process of discussion, of thinking, of exploration, to make sure that we were making the right decision at a time when the company is moving so fast and it has in a way to ensure that all the opportunities for a fantastic growth that it has sort of fulfilled and that the capabilities are in place to fulfill these opportunities. So it was extensive.

Speaker
Was it 9 months or less time?

Claude Smadja
I would say no, it was about 4-5 months I think. If I can remember well it started, last fall when we heard first about Nandan's intention and then it was continued over the first quarter of this year. So it was I would say good 6-7 months process. Yes about that.

Speaker
Nandan, when did you first think about this and a little more detail about the reason behind your decision?

Nandan
Well as Claude mentioned, this conversation began may be 6-7 months back. So I think there are two or three reasons. One is we have this tradition as we said that we are trying to demonstrate team leadership, we are trying to demonstrate collective leadership, we are trying to demonstrate that we are building an institution that goes beyond individuals and so forth. Now part of that process is to be able to show the depth of management and also to give opportunities for very talented people so that they have a place, they have a space, they have the role so that they can meet their full potential and I think we have demonstrated that earlier when Mr. Murthy stepped down as CEO in 2002, when he was only 56 years old. Then we had another example of that when Mohandas Pai stepped down as the CFO and I think he was less than 50 at that time and handed over to Bala (I think he is still less than 50 I guess. He is perpetually less than 50. So it was the same tradition that I felt that Kris and Shibu and all have been part of the same team for the last 26 years and I find it due and fair that they get an opportunity to put their stamp and their imprint on the future of the company. So that was the one rationale.

The second thing was that from 2002 to 2006, Mr. Murthy was the Executive Chairman and I was the CEO and having an executive chairman and CEO, having two people was tremendously useful for the company's growth and after Mr. Murthy stepped down as Executive Chairman in August 2006, we felt that we should bring back that model which we thought was greatly beneficial for the company and therefore we came out with this approach where I am Co-chairman in an executive capacity and Kris, the CEO. So that is the second reason.

As I said, it is very important that we lead by example. It is very important that we walk the talk. It is very important that we be a role model. It is very important for us that we become a symbol of what is possible in this country and I think part of that and as I said applies in a society where there is patronage and cronyism, we are trying to practice meritocracy, in society where people hang on till they are wheeled out of their jobs. We believe in quitting at the prime of our lives. We believe that Infosys as a company has articulated very clearly that this is a company in which no family members will work. What that means, if the founders retire, this company will be led by a set of professionals, nothing to do with the founding. We have tried to practice very high standards of ethical behavior when things around us are getting corroded by the day. So I think all this is part of our desire to demonstrate what is possible in the society.

Kaavya
We now start with the regular proceedings of the quarterly results. I request Nandan to come up and present the presentation on the quarter that just went by.

Nandan Nilekani
What happened. You didn't move fast enough Balaji, what happened.

Mohan has clarified he is only 47, I am sorry about that.

Ok, folks back to business as usual. We show the growth. Indian GAAP growth for the quarter was 43.8% and PAT from ordinary activities for Q4 was 68.4%. US GAAP year-to-year growth was 45.5% and net income grew at 70.4%. This quarter we added 34 new clients. We had 93.3% repeat business and at the end of the period we had 72,241 employees on our payroll.

Now the income for the quarter was Rs. 3,772 crores and PAT after minority interest was Rs. 1,144 crores and that gives an idea of the business performance for this period.

On an annual basis, the revenue was Rs. 13,893 crores, Indian GAAP with the total PAT of Rs. 3,856 crores. The balance sheet is about Rs. 11,259 crores with cash and cash equivalents of over Rs. 6,000 crores. This is the broad highlight of the financial performance.

I will now request Kris to cover the operational performance and I will come back for the summary at the end.

Kris
Thank you Nandan. If you look at how the revenue has been derived, North America is 62.6% of revenues, Europe is 26.6% of revenues and if you look at on annual basis, clearly you can see that the growth in Europe is much faster than Rest of the World. Europe has gone from 24.5% of revenues to 26.4% of revenues, almost 2% increase.

From utilization prospective, currently the utilization excluding trainees is 73%, last quarter it was 75.8% and this allows us actually to take advantage of favorable business conditions and accelerate growth if the business is indeed there. Typically we look at utilization of high 70s, around 76%-80% as ideal, it is slightly below that but it is strategic and it is giving us the flexibility required to grow.

From the type of work, Fixed Price versus Time & Material, not much change from previous quarter, Fixed Price is 26%; Time & Material is 74%.

Onsite-offshore prospective; about 50% of revenue comes from onsite, 50% from offshore. We have been maintaining this over the last few quarters. Our split has been typically 50-50. From an effort basis, about 33% (IT services) of the effort is delivered onsite closer to the client and 67% is delivered offshore in locations like India.

The important thing here is that we have seen growth across all our clients. The million dollar relationships have gone from 256 to 275. The $10 million relationship has gone from 67 to 71. The $50 million relationships have gone from 11 to 12 and at this point, we have one client who is giving us more than $200 million of revenue. We have one client giving us more than 5% of our revenues. This is the number we look at, the top client giving us 8.5% of revenues.

We have seen 15.5% sequential growth (quarter upon quarter growth), in our top ten clients. Across the various industries in which we are operating, we have seen growth. Some of the highlights are in the retail sector. Infosys won a large project for integrating the HCM system (Human Capital Management System) for one of the largest retailers in the US. For another retailer client, in the discounted merchandised area, we are implementing a Performance Management application. For an employee owned photographic company, Infosys is implementing an order management system.

In the aerospace sector in Europe, we are implementing a solution to harmonize disparate engineering applications.

In the energy sector, for a leading oil field services company, we are looking at performance optimization solutions for the international oil and gas industry to improve efficiency of its sales force.

For a software vendor, we are looking at a system to streamline employee rewards, ratings and assessments while helping its employees and managers enjoy better user experience. For a global leader in digital signal processing and analog technologies, Infosys partnered with them to achieve test automation. Testing, as you know is one of our fastest growing solutions.

Our Finacle product continues to do well. Finacle strengthened its relationship with a leading global bank by initiating the deployment of Finacle multi-channel alert solution at its European home-base. Finacle is getting more and more deployed in developed markets. Finacle won 3 new clients in the Middle East and Latin American markets and in North America, ICICI Canada went live on Finacle. Finacle was also rated in the leadership quadrant this quarter.

From a subsidiary perspective, Infosys BPO continues to do very well. They have gone from strength-to-strength, grown faster than the rest of the business as well as maintained industry leading margins.

Infosys Consulting is doing well. They are working with an automotive supplier in Europe. They are working in North America in the media sector. During the quarter, Infosys acquired 2,11,909 shares of Infosys BPO and entered into a forward agreement to acquire another 3.6 lakh shares of Infosys BPO by February 2008 from various employees. Now, this is a part of 100% ownership of Infosys BPO. Consequent to this, Infosys holding in Infosys BPO that is 98.92% as of March 31, 2007. We have also issued 4.86 lakh stocks options to various employees of Infosys BPO with Infosys in exchange for their options.

From an HR perspective, we have crossed 72,000. The strength is 72,241 of which 68,166 are software professionals. In this quarter, we have added 5,992 employees and out of this 1,647 people are with prior experience.

From a capex perspective, the expenditure incurred during the quarter was Rs. 644 crores and for the year it is Rs. 1,200 Crores. The company currently has 11.96 million square feet of space capable of accommodating 58,000 employees and an additional 10.31 million square feet under completion capable of accommodating another 32,000 professionals. Now let me hand over back to Nandan.

Nandan
So this is our guidance for the quarter ended June 30, 2007. We expect income from ordinary activities to go to between Rs. 3,896 crores and to Rs. 3,913 crores. On year-to-year basis, that is a growth of 29%-30% and Earnings per Share to be Rs. 17.84 which is year-to-year growth of 24%. For the full year ended March 31, 2008 we are looking at income growth over 17,000 crores, which is a growth of 23%-25% and Earnings per Share is expected to be about Rs. 80.3-Rs. 81.6 which is a growth of about 20%-22%.

So to summarize, the revenues for us grew by around $1 billion this year from $2 billion to $3 billion and we expect to cross $4 billion in FY2008.

Our focus on large customer continues to yield results. Our top 10 customers grew at 15.5% sequentially for the last quarter and our largest customer today contributes more than $200 million. We think that there continues to be strong strength in the global IT services industry and we think that Infosys is well-positioned to take advantage of the opportunities that exist in front of us. We also have the necessary people and a bench to respond to any kind of opportunities of growth that we see in the market place. Our robust financial model allows us to balance both the profitability as well as invest in growth and our liquid position continues to be strong with total cash and cash equivalents of $1.4 billion and as we have mentioned earlier, we are making substantial investments in scaling up. One example of that is our Global Corporate Education Center in Mysore, which is the world's largest Corporate University investing over $300 million. It is going to have a capacity to train 13,500 people at one time and is measure of the scale of how we are scaling up to respond to the opportunities. With that I thank you all and will be happy to take questions.

Speaker
Bala you said you expect margins to remain stable in FY2008. I just wanted to ask given the rupee's appreciation and the rising salaries, how do you expect to do that?

Bala
Our guidance for next year assumes that the margin will be stable. We will have an impact of something around 300 basis points due to wage increases. The increasing in offshore wages is somewhere between 12-15%, onsite wages somewhere between 5-6%. We also assumed that rupee to be at 43.10. The average rupee-dollar rate was 45 this year. So it will have some impact on the margins like 150-160 basis points. We believe that we can offset that by increasing the utilization. Our utilization in March quarter was 74%. We already said that we are comfortable with high 70s. By improving utilization and getting some scale benefits on the SG&A and also some of the subsidiaries are trying to become profitable like Infosys Consulting. Infosys Consulting this year made a loss of $25 million, next year the loss is projected to be some $4 million. So some benefit is coming from subsidiaries. Overall, net-net we believe that we will be able to maintain the margins stable next year.

Speaker
(Question inaudible)

Bala
No, this quarter, the revenue guidance was slightly higher in rupee terms than the actuals because as you remember, we always give guidance in dollars. We give a rupee-dollar conversion rate. The rupee appreciated by 1.7% this quarter. The average rupee-dollar rate in the last quarter was 44.53, this quarter it was 43.75. To the extent it had an impact on the revenue growth.

Balaji
(Question inaudible)

Bala
See on the margin side, the impact due to rupee-dollar rate was around 100 basis points on the operating margin side. We had seen increase in non operating income mainly because we are able to get higher interest rates on the disposable surplus and also our overall surplus went up. So net-net on net margin side, there is no impact due to rupee, because it was offset by the high non-operating income.

Speaker
On quarterly basis or on half-yearly or on annual basis, at what rate do you hedge your funds. What was the impact? How much you are able to ___?

Bala
See, our policy always has been to cover our next 2 quarters of net inflows. As of March end, we have around $ 470 million of hedges. All of them have been marked to market at 43.10. For our guidance we assumed 43.10 as the exchange rate for the next full year. So, we will continue to follow the same practice. We do not want to take a long term view. The currency markets are too volatile. There are a lot of factors playing into it. So, we will continue to hedge for next 2 quarters net inflows and right now we believe that we have adequate cover for next quarter.

Sumeet
This is Sumeet from Reuters and the question is for Nandan. Nandan, if you could please tell us, there is so much talk about uncertainty about the health of US economy. What kind of impact you see for yourself, if the US economy actually slows down and with the cash balance of around $ 1.4 billion on your books now, are you now looking at any acquisitions in the near term?

Nandan
Well, I think there is a lot of speculation about the economy and different economists have different points on view on that. We have looked at all these issues. We have also looked at the feedback that we have got from our customers. We believe that the global IT services industry will continue to see strong growth. We think that there is a natural hedge in this business because when times are well, customers spend more on technology, when times are such that customers have to tighten and become more competitive, then they outsource more to become more efficient and reduce cost. So, in that sense there is a natural hedge in our business. So, having looked at all that, looking at the state of the market, and looking at all the news, we are comfortable that our guidance of 28-30% growth is reasonable. So, I think at the end of the day our guidance incorporates all the issues that you talked about. On the acquisition side, we have always looked at acquisitions as a potential thing, though at the same time, what you saw this year was really strong robust organic growth. So, if there is a potential of an acquisition, which has the right strategic value at the right price, certainly we will look at it, at this time we do not really have it. It all depends on the strategic fit.

Balaji
In an environment where so much of merges and acquisitions happening that companies are announcing, why is it so? At the time where there is such potential?

Nandan
I mean what you want us to follow the fashion, what are you saying?

Balaji
You can't find any potential candidate to acquire at a time when the environment is such? Are you conservative here also?

Nandan
Balaji, acquisition is the means to an end. It is not an end in itself. You acquire when there is a strategic reason for doing so, when we think that there is something which is going to make a material difference to your strategic position and you acquire. You do not acquire just because, it is the fashion of the day. Having said that, I mean there are many great companies in the world which have not done acquisitions. I mean Toyota will potentially be the world's largest car company in next year and it has not done any acquisitions. So I think, there are many examples in the world where companies have grown without acquisition. It is just a point of view. We are open-minded about acquisitions. If it suits our strategic interest, we will do so. If it does not suit the strategy, then we will not do so.

Speaker
There is this larger industry issue, the top three companies of India are growing at 35%, 40%, 45%, while the smaller companies are not even achieving 10%. Now how is this going to lead in the future, Nandan?

Nandan Nilekani
Well, I cannot predict the future industry shape, but while on the one hand there is large opportunity for everybody, there are also a lot of strategic challenges, competitive challenges and I think it is important. For example, one of the reasons why Infosys has been able to demonstrate the strong growth is because of the investments that we have made in building a very strong brand, in building what we think is the best infrastructure, in becoming the biggest investor in educating our human capital, in developing new services every year, investing in sales and marketing and investing in high quality. So these are all investments that have been done over the last 10-15 years and what you are seeing today is the cumulative result of those investments and I think what happens when you reach a certain size, it creates a virtual cycle because of your strengths your customers come; because the customers come, you can grow; because you can grow, you can earn money; because you can grow and earn money you can hire employees. So, I think the virtual cycle is that gets created.

Arun
I this is Arun from ET. Just wanted to check on what Bala alluded to the fact that the losses from the consulting subsidiary are expected to be much lower in the current fiscal at $4 million. Can you just lead us to what is happening in China? Because if you are talking in terms of increased revenues coming in from subsidiaries and the losses from the consulting business also coming down, so you expect subsidiaries to kick in more in terms of revenue contribution to the top line or how is it going to happen?

Shibulal
So, let me answer about China. China continues to be in investment mode. We have two purposes behind China. One is to look at the local market. We expect the next year local revenue to grow by about 30-40%, but on a very, very small base. The global revenues are yet to kick in. We have started two customers. OSDC (Offshore Development Centre), these are potentially large OSDCs, they are not large now, potentially large and we believe that that will lead to more OSDCsin the future, but at this point in time looking at next year, China will be in investment mode. Mohan actually answered this in the CNBC. We have Australia doing very well. The Infosys BPO is doing very well both in growth and profitability. Consulting coming out of investment mode. China will continue to be in investment mode and we have also approved a subsidiary for Mexico where we are starting our operations.

Arun
The other question, I wanted to check is in terms of contribution from your largest customer, year-on-year from 4.7% it has gone up to 8.5%. Is there a kind of mental threshold that Infosys is keeping that you will not exceed beyond 10% or something like that or are you open for increased contribution coming in from your largest customer?

Kris
No, we have guidelines that they are not hard and fast rules. The objective is to grow and grow in all parts of the business and make sure that the risk is managed. We have an aspirational kind of guideline of 10% but it is a guideline.

Speaker
(Question inaudible)

Shibulal
So, we are looking at Mexico as a development center. It will be a near-shore center to our customers in US. It will be in the same time zone. It will also support multiple languages. We are not at this point looking at the local market; we are looking it as a resource pool which will support our US operations predominantly in the same time zone with multi-language capabilities. We will be at this point, budgeting about $2 million investment because it is a development centre, it should break even much faster. So, we are planning about $2 million of investment.

Speaker
I believe one of the executives earlier today said something on CNBC about one-time adjustment in US salaries. I was wondering if one you could elaborate on that and the other thing that there is 5%-6% that you mentioned Bala, when does it kick in for onsite salaries?

Mohandas Pai
We normally have a hike in overseas compensation which is about 3% and that has been the trend. At this time, we are making it 5%-6% overseas compensation hike. The extra 2-3% will go to certain categories of employees so that we make a one-time correction. This is necessary because our composition of revenue has changed. We have about 23% of revenues coming from consulting and package implementation taken together and we need to make sure that for this range of people we have a different salary structure and also when you work in cities like New York, compensation needs to be higher. So we are making some one-time corrections, to correct something that have come into our compensation structure overseas and that is why this extra 2-3% as a one time event.

Speaker
By way of service offering, where do you expect the maximum growth to come from?

Kris
Our Package Implementation (Enterprise Solution) service is doing very well. It is growing faster than rest of the business. Similarly, some of the newer services like infrastructure management, BPO, consulting, independent validation, all these services are growing rapidly and we will continue to look at newer services to augment the portfolio we have or fine tune the existing services to augment.

Speaker
This question is directed to Mr. Chaudhry. Last time when we met, Mr. Chaudhry, you had talked about the fact that attritions were on the decline. So, could you just walk us through Q4 what you expect in FY2008? How is the attrition level going to be?

Amitabh Chaudhry
Well, on the attrition front this quarter, because this happens in the quarter when you hit the bottom of the barrel in terms of being able to hire people, our attrition has climbed. Our attrition for the year is down to 37.5% in comparison to 43.5% last year. So, overall our attrition is down. We are targeting a lower attrition this year. Obviously, we want to do much harder this year than we did last year. So we are hoping that we can again get it appreciably down as we did in this year, in comparison to the last year.

Balaji
Some more financial points. The subsidiaries have contributed Rs. 744 crore. Infosys standalone is Rs. 13,149? Could you give a break up and which are the subsidiaries make this money and which made losses, but the profit is only Rs. 84 Crores.

Bala
For the full year, the quarter or full year?

Speaker
For full year.

Bala
Infosys BPO had revenue of Rs. 662 cores with net income of Rs. 152 cores that is 23% margin. Australia is Rs. 446 Crores with a net income of Rs. 70 crores around 16% margin, consulting Rs. 213 Crores, the net loss is 110 Crores. As I have told they made a loss of $ 25 million. Infosys China Rs. 60 crores revenue and Rs. 30 crores loss. So net-net, Infosys BPO and Australia are doing extremely well. Consulting and China are still in investment mode and making loss.

Balaji
What were the returns on the liquid investments in the mutual funds you made? I do not know your company, your papers reflect that?

Bala
See, last quarter our average yield on investment was close to 7-7.5%. In March quarter it went up to 10%, because we have a portfolio where we put money both in liquid mutual funds and bank deposits. In March quarter we felt that the interest rates on deposits are much higher even if you factor in the tax. So we moved most of our investments from our liquid funds to bank deposits and that to some extent has increased the yield. So, overall we got around the 10% yield on our balance.

Rohit
This is Rohit from Dow Jones. I just want to ask this Mexico Development Center, when you think you that it will start operations and how many seats would this work?

Shibulal
The Mexican Center is expected to operation in Q2 and the initial stage will have 300 seats.

Speaker
Which are the clients this center will service?

Shibulal
This center will predominantly service our US clients as they are in the same time zone and will also have multilingual capabilities.

Nandan
I am sorry. I think we really have to stop.

Balaji
Last question You are not serious about the financial aspects. It looks like your company is not serious about clarifying the financial aspects of the year?

Nandan
I am so shocked; I am not even able to reply now.

Balaji
This question is not to you. This question to Pai or Bala. Bala, the capex actually we remember saying that it could have been something like Rs 1,200 crores or Rs. 1,400, just correct me, but it is only Rs. 644 crores? Has there been a decline in the capex that you have budgeted for the fiscal 2007 and what it could be for FY2008?

Bala
We gave a guidance of capex between Rs. 1,600 to Rs. 1,800 Crores for fiscal 2007; the actual for the full year was Rs. 1,500 Crores. Most of the capex could get completed in the next year. So, in fiscal 2008, our guidance is somewhere between Rs. 1,800 to Rs. 1,900 Crores. The short fall of only some Rs. 200 to Rs. 300 crores which could get spend in fiscal 2008.

Balaji
From the hiring front, Mr. Kris Gopalakrishnan, last time went on record saying 25,000 people you have hired, the attrition rate being what it is. Actually it is come down, the net addition is only 19,000?

Mohandas Pai
We always said the gross hiring will be 25,000. We do not factor in net because we do not know the attrition. This year the gross hiring will be 24,500, so nearly 25,000. It is not factoring in any attrition. We will see what happens as we go along.

Speaker
Okay thanks.